EXHIBIT 99.1

Norsk Hydro President and CEO Exercises Options

OSLO, Norway, Nov. 14, 2005 (PRIMEZONE) -- Hydro President and CEO Eivind Reiten has today exercised options granted in 2002 to buy Hydro shares.

These options were related to the value increase for Hydro shareholders during the 3-year period until 2005. The shareholders' annual return, measured as the increased value of the share plus dividend in the period, averaged 19.32 percent during this three-year period, which gives the right to exercise 93.2 percent of the total of 92,500 options, divided between 26 Hydro managers. The price per share at the time the options were granted was set at 331.14 Norwegian crowns per share, adjusted for the spin-off of Yara International.

Eivind Reiten has exercised options for 9,320 shares. Twenty-five other Hydro managers have rights to exercise options for a total of 76,890 shares.

The exercise of options is carried out through a payment of a cash amount equal to the difference between the exercise price and the average market price over the past five days. Eivind Reiten will receive a payment of 3,141,399 Norwegian crowns. The payment will be subject to income tax.

Everyone who exercises share options in Hydro is obliged to build up a long-term portfolio of Hydro shares.

In connection with the exercise of the options, Eivind Reiten has bought 2,000 Hydro shares for approximately the net amount after tax, raising his total share holding in Hydro to 13,514 shares.

 Contact   Investor contact      Press contact
 Telephone Idar Eikrem           Tor Steinum
 Cellular  +47 22533273          +47 22532731
 E-mail    +47 95028363          +47 95083933
           Idar.Eikrem@hydro.com Tor.Steinum@hydro.com

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo Norway
 Telephone: +47 22 53 81 00
 Fax: +47 22 53 27 25
 www.hydro.com